May 9, 2025

Lynn Kirkpatrick
Chief Executive Officer
Ensysce Biosciences, Inc.
7946 Ivanhoe Avenue, Suite 201
La Jolla, CA 92037

       Re: Ensysce Biosciences, Inc.
           Registration Statement on Form S-3
           Filed May 2, 2025
           File No. 333-286943
Dear Lynn Kirkpatrick:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Gregory Rubis